EXHIBIT 99.1

Neptune to Present at The 24th Annual Roth Conference

Also Grants Its Annual Stock Options Remuneration

LAVAL, Quebec, March 6, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies and Bioressources Inc. (Nasdaq:NEPT) (TSX-V:NTB) announces that it will be presenting at the Annual Roth Growth Conference on March 12, 2012.

Neptune will be presenting at the 24th annual Roth OC Growth Stock Conference (the "Conference") to take place in California from March 11 to 14. Over 400 companies selected by Roth Capital Partners will be represented at the Conference and the organizers expect over 1000 buy-side investors. This event is designed to provide investors with a unique opportunity to gain insight into small and mid-cap growth companies across a variety of sectors. Neptune will present Monday, March 12 at 3:30 PM Pacific Time, at The Ritz Carlton in Laguna Niguel, California.

A live audio webcast and replay of the presentation will be available on the company's website. http://www.neptunebiotech.com/

As of March 5th, 2012, the Board of Directors, as part of its annual review of direct and indirect remunerations, decided to grant a total of 1,580,000 incentive stock options of Neptune, 730,000 rights on Neurobiopharm warrants held by Neptune to employees, executives officers and directors. Neptune incentive stock options have an exercice price of $3.15 and a 3 year maturity. Rights on Neurobiopharm warrants have an aggregate exercise price $0.75 and maturities of April 12, 2016, and are subject to shareholder approval. Insiders have been granted a total of 800,000 Neptune incentive stock options, and 435,000 rights on Neurobiopharm warrants.

The options were granted subject to provisions of the Company's stock option plan which was approved by shareholders in June 2011, and subject to the TSX policies and the applicable securities laws.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com